UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CAPITAL SENIOR LIVING CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

140475104

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140475104	13D/A	Page 2 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,589,700
8. SHARED VOTING POWER —0—
9. SOLE DISPOSITIVE POWER 2,589,700
10. SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,589,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 26,322,663 shares of Common Stock, par value $0.01 per share, outstanding as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2006.

CUSIP No. 140475104	13D/A	Page 3 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,589,700
8. SHARED VOTING POWER —0—
9. SOLE DISPOSITIVE POWER 2,589,700
10. SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,589,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 140475104	13D/A	Page 4 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,589,700
8. SHARED VOTING POWER —0—
9. SOLE DISPOSITIVE POWER 2,589,700
10. SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,589,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 140475104	13D/A	Page 5 of 12 pages

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D as filed on December 2, 2005 and amended on December 22, 2005 and April 21, 2006 (the “Schedule 13D”), with respect to the shares of Common Stock, par value $0.01 per share (the “Shares”), of Capital Senior Living Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

CUSIP No. 140475104	13D/A	Page 6 of 12 pages

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $31,122,905.84. Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4. Purpose of Transaction.

On December 21, 2005, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “December 21st Letter”). A copy of the December 21st Letter is attached to the Schedule 13D as Exhibit A and is incorporated herein by reference. On April 20, 2006, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “April 20th Letter”). A copy of the April 20th Letter is attached to the Schedule 13D as Exhibit B and is incorporated herein by reference. In addition, on April 20, 2006, the Reporting Persons issued a press release related to the April 20th Letter, a copy of which is attached to the Schedule 13D as Exhibit C and is incorporated herein by reference. On May 17, 2006, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “May 17th Letter”). A copy of the May 17th Letter is attached hereto as Exhibit D and is incorporated herein by reference. In addition, on May 17, 2006, the Reporting Persons issued a press release related to the May 17th Letter, a copy of which is attached hereto as Exhibit E and is incorporated herein by reference.

In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Issuer or other actions taken by the Issuer, the Reporting Persons will consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in the first paragraph of this Item 4 of the Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of the Schedule 13D.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of the Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in the Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Silvercrest Real Estate Fund (International), Silvercrest Real Estate Fund, Mercury Real Estate Securities Fund LP, Mercury Real Estate Securities Offshore Fund, Ltd. and Silvercreek SAV LLC owned beneficially 858,385; 1,045,092; 235,616; 48,235; 103,176; 198,824 and 100,372 Shares, respectively, representing approximately 3.3%; 4.0%; 0.9%; 0.2%; 0.4%; 0.8% and 0.4%, respectively, of the Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owner of 2,589,700 Shares, constituting 9.8% of the 26,322,663 Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 2,589,700 Shares, constituting 9.8% of the 26,322,663 Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 2,589,700 Shares, constituting 9.8% of the 26,322,663 Shares of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit F attached hereto and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 140475104	13D/A	Page 7 of 12 pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of Capital Senior Living Corporation, dated December 21, 2005.**

Exhibit B	Letter to the Board of Directors of Capital Senior Living Corporation, dated April 20, 2006.***

Exhibit C	Press Release, dated April 20, 2006.***

Exhibit D	Letter to the Board of Directors of Capital Senior Living Corporation, dated May 17, 2006.

Exhibit E	Press Release, dated May 17, 2006.

Exhibit F	Schedule of Transactions in Shares of the Issuer.

Exhibit G	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Previously filed with the Schedule 13D on December 2, 2005.
**	Previously filed with the Schedule 13D/A on December 22, 2005.
***	Previously filed with the Schedule 13D/A on April 21, 2006.

CUSIP No. 140475104	13D/A	Page 8 of 12 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: May 18, 2006	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ Malcolm F. MacLean IV Signature

/s/ David R. Jarvis Signature

CUSIP No. 140475104	13D/A	Page 9 of 12 pages

EXHIBIT INDEX

Exhibit A	Letter to the Board of Directors of Capital Senior Living Corporation, dated December 21, 2005.**

Exhibit B	Letter to the Board of Directors of Capital Senior Living Corporation, dated April 20, 2006.***

Exhibit C	Press Release, dated April 20, 2006.***

Exhibit D	Letter to the Board of Directors of Capital Senior Living Corporation, dated May 17, 2006.

Exhibit E	Press Release, dated May 17, 2006.

Exhibit F	Schedule of Transactions in Shares of the Issuer.

Exhibit G	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Previously filed with the Schedule 13D on December 2, 2005.
**	Previously filed with the Schedule 13D/A on December 22, 2005.
***	Previously filed with the Schedule 13D/A on April 21, 2006.

CUSIP No. 140475104	13D/A	Page 10 of 12 pages

EXHIBIT D

MERCURY REAL ESTATE ADVISORS LLC

100 Field Point Road

Greenwich, Connecticut 06830

May 17, 2006

Capital Senior Living Corporation

Independent Members of the Board of Directors

Mssrs. Hartberg, Nee and Moore; Ms. Krueger

14160 Dallas Parkway, Suite 300

Dallas, Texas 75254

Dear Independent Board Members:

We write to you again as one of the largest independent shareholders of Capital Senior Living Corporation (the “Company” or “CSU”), with an approximate 9.8% ownership stake in the Company. In our previous letters to both you and management, we have firmly stated our view that the most value for CSU shareholders would be created through a liquidation or sale of the Company. Further, we have called for an end to the excessive executive pay that plagues the Company and significantly contributes to its inability to earn an operating profit. These concerns, however, have not been addressed by you whatsoever and indeed seem to have been hastily dismissed. In fact, instead of addressing our concerns, you have brashly proceeded to increase executive pay to record levels in the face of operating losses and allowed management to pursue an inappropriately timed and ill-fated strategy to grow the company through acquisitions and development in one of the most overheated markets for healthcare real estate we have seen in years. While you have chosen to conveniently ignore our concerns thus far, the recent sale of two of the largest healthcare real estate companies – companies with significantly greater asset bases and more efficient cost structures as compared to CSU – should undoubtedly force you to reconsider. The sale of these companies serve to further legitimize our view that CSU would create the most value for shareholders by conducting a liquidation or sale, instead of trying to irresponsibly execute an extremely risky growth strategy.

On May 2, 2006, it was announced that Healthcare Property Investors, Inc. (“HCP”), had entered into an agreement to acquire CNL Retirement Properties, Inc., (“CNL”) the largest private healthcare REIT and one of the largest owners of healthcare real estate in the country with close to $4 billion in assets. CNL owns a geographically diversified, high-quality portfolio of primarily independent living and assisted living facilities, as well as a number of medical office buildings. This transaction, which will be one of the largest in healthcare real estate history, has not only garnered attention because of its substantial size, but also because of the price paid by the acquirer. According to analyst estimates, HCP will acquire CNL at a 2006 net operating income (“NOI”) yield of approximately 6.3%, or alternatively an NOI multiple of approximately 15.9x, making it one of the most expensive healthcare real estate transactions in the past several years.

Further, it was just announced on May 12, 2006, that Brookdale Senior Living, Inc., an affiliate of Fortress Investments and one of the largest owners and operators of senior living facilities throughout United States, had agreed to acquire American Retirement Corporation (“ACR”), a smaller owner and operator of high-quality senior living facilities that also operates on a national platform. While the acquisition will create numerous synergies, especially on the ancillary services front, that serve to justify the price, it nonetheless is one of the more expensive independent living / assisted living transactions we have seen over the past couple years.

As demonstrated by these record transactions, the current appetite for healthcare real estate, and in particular, independent living and assisted living facilities, is at an all-time high. We have no doubt that CSU’s portfolio, if put up for sale, would attract bids at similar valuations to the CNL and ACR transactions, if not higher. A larger acquirer with greater scale would be able to more efficiently operate CSU’s geographically dispersed portfolio and would also be able to eliminate a significant percentage of the prohibitively high G&A expense. Also, another owner and operator would likely be able to roll out a complementary internal ancillary services business, leading to additional margin expansion and enhanced profitability. CSU, which is significantly behind the curve on the ancillary services front, is only just starting to consider forming a relationship with a third party to provide these services across its portfolio. Given the current demand in the marketplace for high-quality healthcare real estate and also these potential synergies, we believe a larger owner and operator would be willing to pay a significant premium relative to today’s share price to acquire CSU. Based on the analysis we have completed, an acquisition of CSU at a blended net operating income yield of approximately 7.5%, which we believe is conservative given the significant potential synergies to an acquirer, would imply a value per share in excess of $13 for CSU – a significant premium to today’s share price.

As you should now recognize, management’s current proposed strategy of growing the company through acquisitions and development at the top of the healthcare real estate market is fraught with a high degree of risk. In our view, the lead executives at CSU have made this proposition with only their own self-interests in mind. Instead of selling the Company, which would undoubtedly create the most value for shareholders, the management team would rather perpetuate the Company in order to continue earning record salaries, bonuses, and stock options. Further, management’s lack of commitment to creating value for shareholders is evident in the recent significant sales of stock by Jim Stroud, Chairman and Secretary, and Larry Cohen, Vice Chairman and Chief Executive Officer. We find it perplexing and also offensive how Larry Cohen commented on the 1Q06 conference call that he was “upset with the current stock price,” implying it should be higher, after selling 49,700 shares in the past month. As shareholders, why should we believe that the management team at CSU is committed to creating value for shareholders if they continue to liquidate their position in the Company? In our opinion, management’s obvious lack of credibility is yet another reason for the Board to swiftly put an end to the hopeless growth strategy and immediately conduct a sale of the Company.

We urge the Board of Directors, which has a fiduciary responsibility to all shareholders, to immediately consider a sale of the Company, particularly in light of these two recent transactions in the healthcare industry. The Board of Directors should be embarrassed by its willingness to allow management to perpetuate the Company and should look to the decisions made by the Boards of CNL and ACR as guidance with regard to how a Board should exercise its fiduciary responsibility to shareholders. The terms of these transactions serve to further legitimize our previously stated view that in today’s red-hot market for healthcare real estate, CSU creates the most value for shareholders by being a seller, not a buyer, especially since its profits are evaporating due to the excessively burdensome G&A expense. We demand that the Company hire a reputable and independent investment bank to conduct a sale before management is allowed to enter into any additional transactions pursuant to its ill-fated “growth strategy.”

Sincerely yours,

MERCURY REAL ESTATE ADVISORS LLC

/s/ David R. Jarvis	/s/ Malcolm F. MacLean IV
David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President

CUSIP No. 140475104	13D/A	Page 11 of 12 pages

EXHIBIT E

FOR IMMEDIATE RELEASE

MERCURY URGES BOARD TO CONDUCT

SALE OF CSU

GREENWICH, CT, May 17, 2006 –– Mercury Real Estate Advisors LLC, an affiliate of Mercury Partners LLC, a real estate investment management company based in Greenwich, CT, sent the following letter today to Capital Senior Living Corporation’s (NYSE: CSU) Independent Members of the Board of Directors.

MERCURY REAL ESTATE ADVISORS LLC

100 Field Point Road

Greenwich, Connecticut 06830

May 17, 2006

Capital Senior Living Corporation

Independent Members of the Board of Directors

Mssrs. Hartberg, Nee and Moore; Ms. Krueger

14160 Dallas Parkway, Suite 300

Dallas, Texas 75254

Dear Independent Board Members:

We write to you again as one of the largest independent shareholders of Capital Senior Living Corporation (the “Company” or “CSU”), with an approximate 9.8% ownership stake in the Company. In our previous letters to both you and management, we have firmly stated our view that the most value for CSU shareholders would be created through a liquidation or sale of the Company. Further, we have called for an end to the excessive executive pay that plagues the Company and significantly contributes to its inability to earn an operating profit. These concerns, however, have not been addressed by you whatsoever and indeed seem to have been hastily dismissed. In fact, instead of addressing our concerns, you have brashly proceeded to increase executive pay to record levels in the face of operating losses and allowed management to pursue an inappropriately timed and ill-fated strategy to grow the company through acquisitions and development in one of the most overheated markets for healthcare real estate we have seen in years. While you have chosen to conveniently ignore our concerns thus far, the recent sale of two of the largest healthcare real estate companies – companies with significantly greater asset bases and more efficient cost structures as compared to CSU – should undoubtedly force you to reconsider. The sale of these companies serve to further legitimize our view that CSU would create the most value for shareholders by conducting a liquidation or sale, instead of trying to irresponsibly execute an extremely risky growth strategy.

On May 2, 2006, it was announced that Healthcare Property Investors, Inc. (“HCP”), had entered into an agreement to acquire CNL Retirement Properties, Inc., (“CNL”) the largest private healthcare REIT and one of the largest owners of healthcare real estate in the country with close to $4 billion in assets. CNL owns a geographically diversified, high-quality portfolio of primarily independent living and assisted living facilities, as well as a number of medical office buildings. This transaction, which will be one of the largest in healthcare real estate history, has not only garnered attention because of its substantial size, but also because of the price paid by the acquirer. According to analyst estimates, HCP will acquire CNL at a 2006 net operating income (“NOI”) yield of approximately 6.3%, or alternatively an NOI multiple of approximately 15.9x, making it one of the most expensive healthcare real estate transactions in the past several years.

Further, it was just announced on May 12, 2006, that Brookdale Senior Living, Inc., an affiliate of Fortress Investments and one of the largest owners and operators of senior living facilities throughout United States, had agreed to acquire American Retirement Corporation (“ACR”), a smaller owner and operator of high-quality senior living facilities that also operates on a national platform. While the acquisition will create numerous synergies, especially on the ancillary services front, that serve to justify the price, it nonetheless is one of the more expensive independent living / assisted living transactions we have seen over the past couple years.

As demonstrated by these record transactions, the current appetite for healthcare real estate, and in particular, independent living and assisted living facilities, is at an all-time high. We have no doubt that CSU’s portfolio, if put up for sale, would attract bids at similar valuations to the CNL and ACR transactions, if not higher. A larger acquirer with greater scale would be able to more efficiently operate CSU’s geographically dispersed portfolio and would also be able to eliminate a significant percentage of the prohibitively high G&A expense. Also, another owner and operator would likely be able to roll out a complementary internal ancillary services business, leading to additional margin expansion and enhanced profitability. CSU, which is significantly behind the curve on the ancillary services front, is only just starting to consider forming a relationship with a third party to provide these services across its portfolio. Given the current demand in the marketplace for high-quality healthcare real estate and also these potential synergies, we believe a larger owner and operator would be willing to pay a significant premium relative to today’s share price to acquire CSU. Based on the analysis we have completed, an acquisition of CSU at a blended net operating income yield of approximately 7.5%, which we believe is conservative given the significant potential synergies to an acquirer, would imply a value per share in excess of $13 for CSU – a significant premium to today’s share price.

As you should now recognize, management’s current proposed strategy of growing the company through acquisitions and development at the top of the healthcare real estate market is fraught with a high degree of risk. In our view, the lead executives at CSU have made this proposition with only their own self-interests in mind. Instead of selling the Company, which would undoubtedly create the most value for shareholders, the management team would rather perpetuate the Company in order to continue earning record salaries, bonuses, and stock options. Further, management’s lack of commitment to creating value for shareholders is evident in the recent significant sales of stock by Jim Stroud, Chairman and Secretary, and Larry Cohen, Vice Chairman and Chief Executive Officer. We find it perplexing and also offensive how Larry Cohen commented on the 1Q06 conference call that he was “upset with the current stock price,” implying it should be higher, after selling 49,700 shares in the past month. As shareholders, why should we believe that the management team at CSU is committed to creating value for shareholders if they continue to liquidate their position in the Company? In our opinion, management’s obvious lack of credibility is yet another reason for the Board to swiftly put an end to the hopeless growth strategy and immediately conduct a sale of the Company.

We urge the Board of Directors, which has a fiduciary responsibility to all shareholders, to immediately consider a sale of the Company, particularly in light of these two recent transactions in the healthcare industry. The Board of Directors should be embarrassed by its willingness to allow management to perpetuate the Company and should look to the decisions made by the Boards of CNL and ACR as guidance with regard to how a Board should exercise its fiduciary responsibility to shareholders. The terms of these transactions serve to further legitimize our previously stated view that in today’s red-hot market for healthcare real estate, CSU creates the most value for shareholders by being a seller, not a buyer, especially since its profits are evaporating due to the excessively burdensome G&A expense. We demand that the Company hire a reputable and independent investment bank to conduct a sale before management is allowed to enter into any additional transactions pursuant to its ill-fated “growth strategy.”

Sincerely yours,

MERCURY REAL ESTATE ADVISORS LLC

David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President

CUSIP No. 140475104	13D/A	Page 12 of 12 pages

EXHIBIT F

Schedule of Transactions in Shares of the Issuer

During the Past 60 Days

Mercury Real Estate Securities Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
3/31/2006	3,208	11.27
4/26/2006	9,024	11.1397

Mercury Real Estate Securities Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
3/31/2006	6,792	11.27
4/26/2006	976	11.1397

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Inclusive of brokerage commissions.